April  29, 2005
Via U.S. Mail and facsimile at 360-666-6483

Mr. Steve Nieman
15204 NE 181st Loop
Brush Prairie, Washington 98606

Re:	Alaska Air Group, Inc. ("AAG")
	Preliminary Proxy Statement on Schedule 14A
	Filed April 22, 2005
	Response letter filed April 25, 2005
      Filed by Steve Nieman, Richard D. Foley and Robert C.
	Osborne MD
	File No. 001-08957

Dear Mr. Nieman:

We have reviewed your response letter in addition to your amended filing, and have the following comments.

General

1. Rule 14a-6(m) requires that the cover page of your document be in the form provided by Schedule 14A and contain all of the information required by the Schedule. Please revise your document accordingly. We would not object if you used the company`s proxy statement as a guide.

2. We note your beliefs regarding the rights of security holders to revise the by-laws of a Delaware corporation. In order to balance your disclosure, however, you must inform security holders of the equally real possibility that the proposed by-law change will not be binding on the board under Delaware law.

Proposal No. 8-Ballot access for directors nominated by security holders.RC: Not proposal # 2; Proposal # 8

3. As we noted in comment two listed above, a possibility exists that the by-law amendment you propose will not achieve your objective. Clarify whether successful implementation of your proposal requires an amendment of the company`s by-laws or its charter. Disclose the provisions of the company`s charter and/or by-laws governing the board`s right to change the existing terms of the company`s stock and to create an ESOP. Explain clearly whether security holders are presently empowered to vote on the ESOP, and whether they are entitled to create ESOP stock that has voting provisions that differ from those of the other company common stock.

4. It is not clear to us from the disclosure that this proposal is an appropriate matter for a security holder vote under applicable state law. Please revise your document to explain to security holders the possibility exists that the proposal will not be binding on the board.

      As appropriate, please amend your Schedule 14A, and electronically submit a blacklined version of the Schedule 14A and corresponding response letter to these comments on EDGAR. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      Please direct any questions to me at (202) 942-1762.

Sincerely,



Julia E. Griffith
Special Counsel
Office of Mergers and Acquisitions